Performance for the Quarter ended December 31, 2019 Jatin Dalal Chief Financial Officer Wipro Limited Exhibit 99.2

Revenue for the quarter IT Services $ Revenue Mn Gross Revenue in INR Mn *The YoY growth rates have been adjusted for the divestment of our Workday & Cornerstone on Demand business. The walk for the same is provided in the end QoQ & YoY* growth on Constant Currency basis is 1.8% & 3.3%

Operating Margins IT Services Operating Margin Operating Profit in INR Mn IT Services operating margin refers to our segment results

Net Income for the quarter Note: The Effective Tax Rate for Q3’20 was 20.0% vs 18.3% in Q2’20 and 21.5% in Q3’19 Net Income in INR Mn Earnings per share in INR Net income refers to the profit attributable to equity share holders of the company

Cash Flow Metrics for the quarter Operating Cash flow in INR Mn Operating Cash Flow is at 124% of Net Income Free Cash flow in INR Mn* Free Cash Flow is at 101% of Net Income * Note on the Non-GAAP measures walk has been provided in the annexure

Other highlights Secular growth across all geographies, service lines & business units Added 4 accounts to the >$100mn+ bucket YoY Voluntary Attrition on LTM basis has reduced to 15.7% Localization in US now at 70% FPP mix at an all time high of 62.6% Digital now at 39.8%, grew 22.8% YoY in CC terms Onboarded over 1,891 freshers in Q3’20 and 11,331 freshers in YTD Q3’20

Outlook for quarter ending March 31, 2020 QoQ growth 0.0% to 2.0% We expect the revenue from our IT Services business to be in the range of $2,095 million to $2,137 million*. *    Outlook is based on the following exchange rates: GBP/USD at 1.30, Euro/USD at 1.11, AUD/USD at 0.68, USD/INR at 71.28 and USD/CAD at 1.32

Thank You

Reconciliation of selected GAAP measures to Non-GAAP measures Reconciliation of gross cash as of December 31, 2019 Reconciliation of free cash flow for three months and nine months ended December 31, 2019 Reconciliation of gross cash as of December 31,2019 Wipro Ltd and subsidiaries ( Amount in INR Crores) Computation of Gross Cash Cash & Cash Equivalents          18,663.7  Investments - Current          16,425.6  Total 35,089.3

Reconciliation of Selected GAAP measures to Non-GAAP measures Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN): Three Months ended December 31, 2019 IT Services Revenue as per IFRS $2,094.8 Effect of Foreign currency exchange movement $ (9.1) Non-GAAP Constant Currency IT Services Revenue based on $2,085.7 previous quarter exchange rates Three Months ended December 31, 2019 IT Services Revenue as per IFRS $2,094.8 Effect of Foreign currency exchange movement $ 8.4 Non-GAAP Constant Currency IT Services Revenue based on $2,103.2 exchange rates of comparable period in previous year Reconciliation of Non-GAAP Adjusted IT Services Revenue to IT Services Revenue as per IFRS ($MN) Three Months ended December 31, 2018 IT Services Revenue as per IFRS $2,046.5 Effect of divestment of Workday & Cornerstone business $ (11.2) Adjusted IT Services Revenue $2,035.3